DAVID M. LOEV, ATTORNEY AT LAW
                         2777 ALLEN PARKWAY, SUITE 1000
                               HOUSTON, TX  77019
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                                February 2, 2006

Edward M Kelly, Esq.                               VIA FAX AT (202) 772-9368
Division of Corporate Finance                      -------------------------
United States Securities and Exchange Commission   AND VIA EDGAR
100 F. Street, N.E.                                -------------
Washington, D.C. 20549
Phone: (202) 551-3728

RE:     Allmarine Consultants Corporation
        Registration Statement on Form SB-2
        Filed December 20, 2005
        File No. 333-130492

Dear Mr. Kelly:

     We have enclosed three red-lined copies of the amended registration statement for your review. In response to your comment letter dated January 10, 2006, Allmarine Consultants Corporation (the "Company," "we," "us") has the following responses:

1) We have added a section to the "Summary of the Offering" as well as a paragraph under "Plan of Distribution," which begins "The offering price of the shares..." regarding the factors which were considered in determining the offering price of $0.10 per share.

2) We have included interim financial statements for the period ended November 30, 2005, and updated our financial information throughout the amended Form SB-2 as you have requested.

REGISTRATION  STATEMENT  FACING  PAGE
-------------------------------------

3) We have checked the box for a Rule 415 offering in our amended filing as you have requested.

PROSPECTUS  OUTSIDE  FRONT  COVER  PAGE
---------------------------------------

4) The Prospectus will not be used before the Registration Statement's effectiveness and as such we have added the following paragraph from Item 501(a)(10) to the cover page of the Prospectus:

               "The information in this Prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted."

PROSPECTUS  SUMMARY
-------------------

5) We have added the information you requested regarding the Company's business to the "Prospectus Summary" section of the amended Form SB-2.

RISK  FACTORS
-------------

6) We have revised the fourth, ninth and tenth risk factors to add more specific disclosure of the consequences or effects of each risk factor for the Company and the Company's shareholders.

7) We have removed language regarding the fact that the Company can give "no assurance that" and "there can be no assurance" throughout the amended registration statement, including the third, ninth and tenth risk factors.

8) We have revised our previous disclosure regarding the amount of time which the Company can continue its business operations without raising any additional money from 12 months to 6-8 months. Additionally, we have added additional disclosure throughout the amended Form SB-2 stating that if needed, our Chief Executive Officer and President, Michael Chavez will provide us with additional funding. Additionally, we have revised the first risk factor to more clearly indicate that in order to conduct future business activities such as providing services separate from Philtex, the Company will need to raise additional financing, however the Company currently believes it will be able to maintain its operations for approximately 6 to 8 months due to its low overhead costs.

9) We have revised the disclosure in the sixth risk factor to clearly indicate that the Company has earned no revenues to date through its marketing agreement with Philtex.

10) We have revised the eighth risk factor to remove the erroneous disclosure regarding the "exploration of properties."

DIRECTORS  AND  EXECUTIVE  OFFICERS
-----------------------------------

11) We have included in each biographical sketch, a brief description of the nature of each business conducted by the companies which have employed Mr. Chavez and Mr. Stone during the past five years.

12) We have briefly discussed the nature of the advisory services which Mr. Stone provides to the Company under his biographical sketch.

SPECIAL  NOTE  REGARDING  FORWARD-LOOKING  STATEMENTS
-----------------------------------------------------

13) We have deleted the references to Section 27A of the Securities Act of 1933 and the Private Securities Litigation Reform Act of 1934 as you have requested.

BUSINESS  OPERATIONS  AND  MARKETING  AGREEMENT
-----------------------------------------------

14) We have revised the amended Form SB-2 to more clearly indicate that we have not yet performed any services contemplated by the Marketing Agreement, and clarified throughout, the Company's anticipated timing of being able to complete work for itself and not though Philtex.

15) We have clarified throughout the amended Form SB-2 that the term "outsource" means the Company referring certain work to Philtex for Philtex to complete on the Company's behalf.

16) We have clarified the principal terms and nature of our relationship with Philtex, specified what products and services of Philtex are subject to the Marketing Agreement, and clarified which services we will perform and which Philtex will perform. Even when we are able to perform services separate from Philtex, we will still rely on Philtex's contacts in the ship registry and maritime fields.

COMPETITION
-----------

17) We have included a brief discussion of some of the major ways that companies in the Company's line of business compete with each other for potential customers.

18) We have added additional disclosure regarding the fact that Philtex may compete directly with us in the future.

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL  CONDITION AND RESULTS OF
--------------------------------------------------------------------------------
OPERATIONS
----------

19) We have revised our "Management's Discussion and Analysis of Financial Condition and Results of Operations" with the Company's timetable of approximate dates of completion for the future plans listed and discussed the amount of capital which is required under such Section of the Amended Registration Statement.

LIQUIDITY  AND  CAPITAL  RESOURCES
----------------------------------

20) We have verified that all amounts listed under the Section "Liquidity and Capital Resources" are as of our updated November 30, 2005 unaudited financial statements in our amended filing.

CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS
--------------------------------------------------

21) We have revised the disclosure in the Company's amended Registration Statement to state the value of the shares of Common Stock which the Company issued in consideration for services performed by Messrs. Chavez, Stone, Loev and Warren.

22) We have briefly disclosed the services performed by Messrs. Chavez, Stone, Loev and Warren in the Company's amended filing.

EXECUTIVE  COMPENSATION
-----------------------

23) We have corrected the issuance date of shares of common stock which were granted to Mr. Chavez to May 24, 2005.

24)  We have corrected the ending date of fiscal year to May 31, 2006.

PLAN  OF  DISTRIBUTION  AND  SELLING  SHAREHOLDERS
--------------------------------------------------

25) We have disclosed the beneficial owner of the Selling Shareholder, Palisades Capital, LLC as you have requested.

26) We have added disclosure of the fact that "selling shareholders" includes the stockholders listed, transferees, pledges, donees or other successors.

27) We have added disclosure regarding the fact that we will file a Prospectus supplement to name successors to any named selling stockholders who are able to use the Prospectus to sell the securities.

RECENT  SALES  OF  UNREGISTERED  SECURITIES
-------------------------------------------

28) We have revised the disclosure in the Company's amended Registration Statement to state the value of the shares of Common Stock which the Company issued in consideration for services performed by Messrs. Chavez, Stone, Loev and Warren.

29) We believe the May 24, 2005 transactions with Messrs. Chavez, Stone, Loev and Warren were exempt from registration under Securities Act section 4(2), because those issuances did not involve a public offering, the recipients had access to information that would be included in a registration statement, the recipients took the shares for investment and not resale and we took appropriate measures to restrict the transfer of the shares. Additionally, the recipients had sufficient knowledge and experience in financial and business matters that they were able to evaluate the merits and risks of an investment in the Company, and the transactions were non-recurring and privately negotiated.

FOR  THE  THREE  MONTHS  ENDED  AUGUST  31,  2005
-------------------------------------------------

30) Footnote 3 to our interim financial statements for the six months ended November 30, 2005 includes a discussion of the Company's entry into a Marketing Agreement with Philtex, including a brief summary of the nature, terms and duration of the agreement as you have requested.

REPORT  OF  INDEPENDENT  REGISTERED  PUBLIC  ACCOUNTING  FIRM
-------------------------------------------------------------

31) Our Auditors have revised their going concern paragraph in their audit report to state that we had a working capital deficit of $300 at May 31, 2005.

EXHIBITS
--------

32) Item 27. of the amended Form SB-2 has been amended to include a list of the exhibits filed with the Registration Statement as you have requested.

EXHIBIT  10.1
-------------

33) The Marketing Agreement filed as Exhibit 10.1 to the Company's Form SB-2 Registration Statement filed with the Commission on December 20, 2005 did not contain an Exhibit A. No Exhibit A was filed in that original filing as the original document did not contain an Exhibit A and disclosure regarding such has been included in footnote (2) to the Company's amended filing.

SIGNATURES
----------

34) We have revised the amended Registration Statement in connection with Instructions 1 and 2 to the "Signatures" section of Form SB-2.



                             Very  truly  yours,

                             /s/  John  S.  Gillies
                             -----------------------------------
                             Associate
                             DAVID  M.  LOEV,  ATTORNEY  AT  LAW

                     CERTIFICATE OF CHIEF EXECUTIVE OFFICER


     I, Michael Chavez, as Chief Executive Officer of Allmarine Consultants Corporation (the "Company"), certify and acknowledge that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                         ALLMARINE  CONSULTANTS  CORPORATION
                         -----------------------------------


                         /s/ Michael Chavez
                         -----------------------------------
                         MICHAEL  CHAVEZ,
                         CHIEF  EXECUTIVE  OFFICER
                         DATE 2/2/06
                             ---------------------